001

MOLSON

RECEIVED
2004 MAY -4 A 11: 30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-2954

April 29, 2004

04024854

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Madam/Sir:

Subject **Molson Inc. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

Encl.

EXHIBIT LIST

File No. 82-2954

Exhibit No.	Description	Date	Page
491	▪ Report Form 1 – Change in Outstanding and Reserved Securities filed with the TSX for March 2004	Apr. 8/04	003
	▪ Press Release titled "Molson Designs National Organization to Deliver on Share and Profit Commitment"	Apr. 14/04	010
	▪ Filing of Notice of Annual Meeting of Shareholders and of Record Date	Apr. 21/04	012

Gagnon, Carole

From: Gagnon, Carole
Sent: April 8, 2004 15:11
To: 'advisoryaffairs@tsx.com'
Subject: Form:1 - Change in Outstanding and Reserved Securities - March 2004

Please find attached the above report for Molson's MOL.A and MOL.B shares for the month of March 2004.

TSE - 04-Mar - MOLA.doc (180 K... TSE - 04-Mar - MOLB.doc (142 K...

Do not hesitate to contact me if you have any questions.

Carole Gagnon
Corporate Administrator
Molson Inc.
Tel.: (514) 590-6338
Fax: (514) 590-6358
Cell.: (514) 973-4883

FORM: 1 | **Company Name: MOLSON INC.** **Stock Symbol: MOL.A**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**104,969,075**
ADD:	Stock Options Exercised	60,581	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	12,600	
	Other Issuance (provide description):	0	
SUBTRACT:	Issuer Bid (Purchase/Cancellation)	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**105,042,256**

NOTE: *If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."*

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: ***Optional Stock Dividend and Share Purchase Plan***		
	Opening Reserve for Dividend Reinvestment Plan		**802,741**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		(0)
	Closing Reserve for Dividend Reinvestment Plan		**802,741**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***

Stock Options Outstanding — Opening Balance	**5,009,575**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price		# of Options Granted
17-Mar-2004	Daniel J. O'Neill	16-Mar-2014	$30.63	CAD	400,000
			SUBTOTAL		**400,000**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price		# of Options Exercised
05-Mar-2004	Elisabeth M. Thomas	30-Apr-1998	$13.58	CAD	3,500
18-Mar-2004	Gregory L. Wade	13-Mar-2001	$22.96	CAD	15,166
19-Mar-2004	Ricardo M. de Albuquerque Mayer	31-Jan-2001	$18.54	CAD	13,400
22-Mar-2004	John Hood	07-Sep-1999	$12.52	CAD	2,250
	Ricardo M. de Albuquerque Mayer	31-Jan-2001	$18.54	CAD	3,265
23-Mar-2004	John Hood	18-May-2001	$22.50	CAD	7,000
24-Mar-2004	John Hood	27-Jun-2000	$14.04	CAD	12,750
25-Mar-2004	Ben Schwartz	30-Jan-2002	$27.42	CAD	1,750
	Gregory L. Wade	13-Mar-2001	$22.96	CAD	1,500
			SUBTOTAL		**(60,581)**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL	**(0)**	**(0)**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price		Number
30-Mar-2004	Nicola Webb	10-May-2002	09-May-2012	$36.79	CAD	1,625
31-Mar-2004	Daniel Laforte	10-May-2002	31-Mar-2005	$36.79	CAD	1,500
	Daniel Laforte	02-May-2003	02-May-2013	$32.31	CAD	3,000
	Ron Paterson	18-May-2001	17-May-2011	$22.50	CAD	1,800
	Ron Paterson	10-May-2002	09-May-2012	$36.79	CAD	1,000
				SUBTOTAL		(8,925)

Stock Option Outstanding — Closing Balance	**5,340,069**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**7,021,963**
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	(60,581)	
Stock Appreciation Rights (SUBTRACT)	(0)	
Closing Share Reserve Balance at end of period		**6,961,382**

All information reported in this Form is for the month of **MARCH, 2004**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE April 8, 2004

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**22,443,276**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	(12,600)	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**22,430,676**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**N/A**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL		

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**N/A**

TSE

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. Shares Reserved (for Stock Option Plan)

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**N/A**
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**N/A**

All information reported in this Form is for the month of **MARCH, 2004**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / carole.gagnon@molson.com

DATE April 8, 2004

MOLSON

PRESS RELEASE – For immediate release

MOLSON DESIGNS NATIONAL ORGANIZATION TO DELIVER ON SHARE AND PROFIT COMMITMENT

Montréal, April 14, 2004 – Molson announced today a reorganization of its key Canadian business unit giving priority to strengthening the national core brands and adding emphasis to the development of key markets across the country. The areas of Marketing and Market Development are core to this change. In Marketing, the focus will be on exploiting the potential of each core brand through a group of highly focused, marketing experts who will have responsibility for maximizing each brand's sales across Canada. In Market Development, increasing profitable share will be driven by a focused sales strategy as well as an expanded "go-to-market" approach designed to meet customer needs and the specificity of regional and local markets.

"Molson's new organization structure has been designed to deliver profitable market share growth in Canada. It will give national focus to each core brand and new impetus to market development in order to win share, market by market," explained Daniel J. O'Neill, President and CEO of Molson Inc. "The organization will gain in efficiency, as the complexity of managing separate regions is eliminated and current expertise in marketing, sales, and trade marketing will have greater influence on the broader national business base."

The new organization will be driven by three key leaders - Kevin Boyce, the new President and COO of Molson North America, Les Hine, Chief Marketing Officer; and Dave Perkins, President, Market Development – North America. "Les Hine's primary focus is one of the Corporation's most important assets - core brands - while Dave Perkins leads the go-to-market strategy in Canada and the USA. Market Development will include such areas as category management, market intelligence, trade marketing and marketing asset exploitation, all of which will play a critical role in supporting regional and local sales teams and their strategies," further added Kevin Boyce.

Raynald Doin, who headed the Québec/Atlantic division and who was the architect of Québec's market success in recent years will become Senior Vice President, Strategy and Integration, reporting directly into D. J. O'Neill.

These changes are effective April 14th and are expected to enhance Molson's marketing and sales execution as it gears up for peak season in the coming months.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

-30-

FOR MORE INFORMATION:

Media
Sylvia Morin
Senior Vice President, Corporate Affairs
(514) 590-6345

Investors and analysts
Danielle Dagenais
Vice President, Investor Relations
(514) 599-5392

April 21, 2004

Filing Jurisdiction(s):

X	British Columbia	X	New Brunswick	X	CDNX - BC
X	Alberta	X	Nova Scotia	X	CDNX - AB
X	Saskatchewan	X	Prince Edward Island	X	WSE
X	Manitoba	X	Newfoundland	X	TSE
X	Ontario	X	North West Territories		ME
X	Quebec	X	Yukon		CDN - OTC
		X	Nunavut	X	CDNX

Dear Sirs:

RE: Molson Inc. Class A CUSIP CA6087103074
Molson Inc. Class B CUSIP CA6087104064

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual General Meeting of Shareholders:

DATE OF MEETING:	June 22, 2004
RECORD DATE FOR NOTICE:	May 20, 2004
RECORD DATE FOR VOTING:	May 20, 2004
BENEFICIAL OWNERSHIP DETERMINATION DATE:	May 20, 2004
SECURITIES ENTITLED TO NOTICE:	Class A and Class B
SECURITIES ENTITLED TO VOTE:	Class A and Class B
ROUTINE BUSINESS ONLY:	Yes

Yours very truly,
CIBC MELLON TRUST COMPANY

(signed) Antonio (Tony) Iervolino
Associate Manager
Client Relations
Tel: (514) 285-36